Exhibit 99.1

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023

Unaudited Interim Condensed Consolidated Financial Statements (“Interim Financial Statements”)

Unaudited Interim Condensed Consolidated Balance Sheets
(“Interim Balance Sheets”)	1

Unaudited Interim Condensed Consolidated Statements of Operations
(“Interim Statements of Operations”)	2

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity
(“Interim Statements of Shareholders’ Equity”)	3

Unaudited Interim Condensed Consolidated Statements of Cash Flows
(“Interim Statements of Cash Flows”)	4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	5-22

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	June 30, 2024	December 31, 2023
ASSETS
Current
Cash, cash equivalents and restricted cash	$47,483	$50,766
Accounts receivable, net	14,377	13,491
Inventory	116,875	106,363
Prepaid expenses, deposits, and other current assets	10,244	22,600
Total Current Assets	188,979	193,220
Non-current
Property, plant, and equipment, net	280,961	310,615
Intangible assets, net	659,376	687,988
Right-of-use assets - operating, net	167,449	127,024
Right-of-use assets - finance, net	37,908	40,671
Goodwill	94,108	94,108
Deposits and other assets	7,586	6,229
TOTAL ASSETS	$1,436,367	$1,459,855

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	30,441	24,786
Accrued liabilities	30,961	40,918
Lease liabilities - operating - current portion	11,187	9,776
Lease liabilities - finance - current portion	7,809	9,789
Income tax payable	11,128	90,074
Debts payable - current portion	15,247	23,152
Accrued interest payable - current portion	1,254	1,983
Total Current Liabilities	108,027	200,478
Non-current
Deferred tax liabilities, net	64,965	64,965
Uncertain tax position liabilities	97,649	-
Lease liabilities - operating - non-current portion	167,042	125,739
Lease liabilities - finance - non-current portion	15,811	18,007
Construction finance liabilities	-	38,205
Debts payable - non-current portion	167,573	167,351
Senior secured notes, net of debt issuance costs	216,278	243,955
Accrued interest payable - non-current portion	5,632	5,530
Other long-term liabilities	22,383	24,973
TOTAL LIABILITIES	865,360	889,203

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - nil and 3,696,486 shares, respectively	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 104,723,808 and 64,574,077 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,433,723 and 9,645,016 shares, respectively	-	-
Additional paid-in capital	1,509,610	1,370,600
Treasury stock - nil and 645,300 shares, respectively	-	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(927,934)	(783,101)
Equity of Ayr Wellness Inc.	584,942	581,778
Noncontrolling interest	(13,935)	(11,126)
TOTAL SHAREHOLDERS' EQUITY	571,007	570,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,436,367	$1,459,855

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in United States Dollars, in thousands)

	Three Months Ended		Six Month Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues, net of discounts	$117,308	$116,737	$235,348	$234,402
Cost of goods sold	70,149	60,090	137,527	129,473
Gross profit	47,159	56,647	97,821	104,929

Operating expenses
Selling, general, and administrative	41,779	46,929	81,011	98,980
Depreciation and amortization	12,010	11,867	24,084	27,481
Acquisition and transaction costs	1,041	2,402	2,364	4,642
Total operating expenses	54,830	61,198	107,459	131,103

Loss from continuing operations	(7,671)	(4,551)	(9,638)	(26,174)

Other income (expense), net
Fair value gain (loss) on financial liabilities	-	(3,866)	-	23,731
Loss on the extinguishment of debt	-	-	(79,172)	-
Gain (loss) on sale of assets	2,823	12	2,828	(47)
Interest expense, net	(20,327)	(10,496)	(37,947)	(18,061)
Interest income	92	233	194	399
Other income, net	604	352	2,405	631
Total other (expense) income, net	(16,808)	(13,765)	(111,692)	6,653

Loss from continuing operations before income taxes and noncontrolling interest	(24,479)	(18,316)	(121,330)	(19,521)

Income taxes
Current tax provision	(14,827)	(12,887)	(26,312)	(24,065)
Total income taxes	(14,827)	(12,887)	(26,312)	(24,065)

Net loss from continuing operations	(39,306)	(31,203)	(147,642)	(43,586)

Discontinued operations
Gain (loss) from discontinued operations, net of taxes (including loss on disposal of $180,194 for the six months ended June 30, 2023)	-	559	-	(184,686)
Income (loss) from discontinued operations	-	559	-	(184,686)

Net loss	(39,306)	(30,644)	(147,642)	(228,272)
Net loss attributable to noncontrolling interest	(548)	(711)	(2,809)	(3,736)
Net loss attributable to Ayr Wellness Inc.	$(38,758)	$(29,933)	$(144,833)	$(224,536)

Basic and diluted net loss per share
Continuing operations	$(0.34)	$(0.42)	$(1.37)	$(0.56)
Discontinued operations	-	0.01	-	(2.59)
Total (basic and diluted) net loss per share	$(0.34)	$(0.41)	$(1.37)	$(3.15)

Weighted average number of shares outstanding (basic and diluted)	114,140	72,756	106,012	71,390

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity

(Expressed in United States Dollars, in thousands)

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, March 31, 2024	3,696	101,469	9,526	1,515,155	(645)	(8,987)	3,266	(889,176)	(13,387)	606,871
Stock-based compensation	-	109	-	3,437	-	-	-	-	-	3,437
Conversion of Exchangeable Shares	-	92	(92)	-	-	-	-	-	-	-
Conversion of Multiple Voting Shares to Subordinate Voting Shares	(3,696)	3,696	-	-	-	-	-	-	-	-
Retirement of Treasury Shares	-	(645)	-	(8,987)	645	8,987	-	-	-	-
Warrants exercised	-	2	-	5	-	-	-	-	-	5
Net loss	-	-	-	-	-	-	-	(38,758)	(548)	(39,306)
Balance, June 30, 2024	-	104,723	9,434	1,509,610	-	-	3,266	(927,934)	(13,935)	571,007

Balance, December 31, 2023	3,696	64,574	9,645	1,370,600	(645)	(8,987)	3,266	(783,101)	(11,126)	570,652
Stock-based compensation	-	1,887	-	6,902	-	-	-	-	-	6,902
Tax withholding on stock-based compensation awards	-	(1)	-	(283)	-	-	-	-	-	(283)
Conversion of Exchangeable Shares	-	211	(211)	-	-	-	-	-	-	-
Conversion of Multiple Voting Shares to Subordinate Voting Shares	(3,696)	3,696	-	-	-	-	-	-	-	-
Retirement of Treasury Shares	-	(645)	-	(8,987)	645	8,987	-	-	-	-
Shares issued in connection with debt extinguishment	-	34,988	-	94,302	-	-	-	-	-	94,302
Warrants issued in connection with debt extinguishment	-	-	-	47,049	-	-	-	-	-	47,049
Warrants exercised	-	13	-	27	-	-	-	-	-	27
Net loss	-	-	-	-	-	-	-	(144,833)	(2,809)	(147,642)
Balance, June 30, 2024	-	104,723	9,434	1,509,610	-	-	3,266	(927,934)	(13,935)	571,007

	Multiple Voting Shares	Subordinate, Restricted, and Limited Voting Shares Number	Exchangeable Shares	Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Accumulated Deficit	Noncontrolling interest	Total
	#	#	#	$	#	$	$	$	$	$
Balance, March 31, 2023	3,696	61,314	5,680	1,353,948	(645)	(8,987)	3,266	(705,271)	(1,025)	641,931
Stock-based compensation	-	2,442	-	5,744	-	-	-	-	-	5,744
Tax withholding on stock-based compensation awards	-	(38)	-	(292)	-	-	-	-	-	(292)
Acquisition of variable interest entity	-	-	233	115	-	-	-	-	(6,059)	(5,944)
Share issuance - earn-out consideration	-	-	3,797	4,647	-	-	-	-	-	4,647
Net loss	-	-	-	-	-	-	-	(29,933)	(711)	(30,644)
Balance, June 30, 2023	3,696	63,718	9,710	1,364,162	(645)	(8,987)	3,266	(735,204)	(7,795)	615,442

Balance, December 31, 2022	3,696	60,909	6,044	1,349,713	(645)	(8,987)	3,266	(510,668)	2,000	835,324
Stock-based compensation	-	2,509	-	10,008	-	-	-	-	-	10,008
Tax withholding on stock-based compensation awards	-	(64)	-	(321)	-	-	-	-	-	(321)
Acquisition of variable interest entity	-	-	233	115	-	-	-	-	(6,059)	(5,944)
Share issuance - earn-out consideration	-	-	3,797	4,647	-	-	-	-	-	4,647
Conversion of Exchangeable Shares	-	364	(364)	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(224,536)	(3,736)	(228,272)
Balance, June 30, 2023	3,696	63,718	9,710	1,364,162	(645)	(8,987)	3,266	(735,204)	(7,795)	615,442

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars, in thousands)

	Six Months Ended
	June 30, 2024	June 30, 2023
Operating activities
Consolidated net loss	(147,642)	$(228,272)
Less: Loss from discontinued operations	-	(4,492)
Net loss from continuing operations before noncontrolling interest	(147,642)	(223,780)
Adjustments for:
Fair value gain on financial liabilities	-	(23,731)
Stock-based compensation	6,902	10,008
Depreciation and amortization	14,395	17,783
Amortization of intangible assets	29,462	29,010
Amortization of financing costs	9,609	1,145
Amortization of financing discount	3,498	-
Amortization of financing premium	(52)	(1,509)
Provision for credit losses	897	-
Employee retention credits recorded in other income	(318)	-
(Gain) loss on sale of assets	(2,828)	47
Loss on the extinguishment of debt	79,172	-
Loss on the disposal of Arizona business	-	180,194
Changes in operating assets and liabilities:
Accounts receivable	(1,783)	(1,254)
Inventory	(10,511)	736
Prepaid expenses, deposits, and other current assets	2,147	1,550
Trade payables	2,718	(8,770)
Accrued liabilities	(3,306)	(1,215)
Accrued interest payable, current and non-current portions	(628)	(2,044)
Lease liabilities - operating	2,289	1,219
Income tax payable	(78,946)	23,416
Uncertain tax position liabilities	97,649	-
Cash provided by continuing operations	2,724	2,805
Cash provided by discontinued operations	-	2,180
Cash provided by operating activities	2,724	4,985

Investing activities
Purchase of property, plant, and equipment	(10,422)	(13,939)
Capitalized interest	(3,094)	(5,464)
Proceeds from the sale of assets	41	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	-	(1,500)
Cash paid for business combinations and asset acquisitions, working capital	-	(2,600)
Cash paid for bridge financing	-	(73)
Purchase of intangible asset	-	(1,500)
Cash used in investing activities from continuing operations	(13,475)	(25,076)
Proceeds from sale of Arizona business - discontinued operation	-	18,084
Cash received for working capital - discontinued operations	-	840
Cash used in investing activities of discontinued operations	-	(44)
Cash used in investing activities	(13,475)	(6,196)

Financing activities
Proceeds from exercise of warrants	27	-
Proceeds from notes payable	40,000	10,000
Proceeds from financing transaction, net of financing costs	8,309	-
Debt issuance costs paid	(9,096)	-
Payment for settlement of contingent consideration	(10,094)	(10,000)
Tax withholding on stock-based compensation awards	(283)	(321)
Repayments of debts payable	(16,278)	(13,778)
Repayments of lease liabilities - finance (principal portion)	(5,117)	(5,177)
Cash provided by (used in) financing activities by continuing operations	7,468	(19,276)
Cash used in financing activities from discontinued operations	-	(123)
Cash provided by (used in) financing activities	7,468	(19,399)

Net decrease in cash and cash equivalents and restricted cash	(3,283)	(20,610)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	-	3,813
Cash, cash equivalents and restricted cash at end of the period	$47,483	$60,030

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$29,158	$23,110
Income taxes paid during the period	7,608	959
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	47,892	3,134
Recognition of right-of-use assets for finance leases	1,985	3,858
Issuance of promissory note related to business combinations	-	1,580
Conversion of convertible note related to business combination	-	2,800
Issuance of Equity Shares related to business combinations and asset acquisitions	-	115
Issuance of Equity Shares related to settlement of contingent consideration	-	4,647
Issuance of promissory note related to settlement of contingent consideration	-	14,000
Settlement of contingent consideration	-	37,713
Capital expenditure disbursements for cultivation facility	1,394	241
Extinguishment of construction finance liabilities for lease reclassification of cultivation facility	39,176	-
Extinguishment of note payable related to sale of Arizona business	-	22,505
Extinguishment of accrued interest payable related to sale of Arizona business	-	1,165
Reduction of lease liabilities related to sale of Arizona business	-	16,734
Reduction of right-of-use assets related to sale of Arizona business	-	16,739
Retirement of Treasury Shares	8,987	-
Issuance of warrants in connection with debt extinguishment	47,049	-
Issuance of Equity Shares in connection with debt extinguishment	94,302	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

1.	NATURE OF OPERATIONS

Ayr Wellness Inc. (“Ayr” or the “Company”) is a vertically integrated cannabis multi-state operator in the United States of America (“U.S.”); through its operating companies in various states throughout the U.S., Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods. The Company prepares its segment reporting on the same basis that its chief operating decision maker manages the business and makes operating decisions. The Company has one operating segment, cannabis sales. The Company’s segment analysis is reviewed regularly and will be re-evaluated when circumstances change.

The Company is a reporting issuer in the U.S. and Canada. The Company’s subordinate, restricted, and limited voting shares (“Equity Shares”) are trading on the Canadian Stock Exchange (“CSE”), under the symbol “AYR.A.” The Company’s Equity Shares are also quoted on the OTCQX® Best Market in the U.S. under the symbol “AYRWF.” The Company’s warrants (“Warrants”) are trading on the CSE under the symbol “AYR.WT.U”. Ayr’s headquarter office is 2601 South Bayshore Drive, Suite 900, Miami, FL 33133.

2.	BASIS OF PRESENTATION

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and in accordance with the rules and regulations of Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”). Accordingly, these interim financial statements are condensed and do not include all disclosures required for annual financial statements.

The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023, included in the Company’s Annual Report on the Form 40-F filed with the SEC on March 13, 2024. In the opinion of management, the financial data presented includes all adjustments, consisting primarily of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the periods presented. These interim financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. The results of operations of unaudited interim periods are not necessarily indicative of the results to be expected for the entire year, or any other period.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Basis of consolidation

The interim financial statements for the three and six months ended June 30, 2024 and 2023 include the accounts of the Company, its wholly-owned subsidiaries, and entities over which the Company has a controlling interest. Entities over which the Company has control are presented on a consolidated basis from the date control commences until the date control ceases. Equity investments where the Company does not exert a controlling interest are not consolidated. All intercompany balances and transactions involving controlled entities are eliminated on consolidation. Noncontrolling interest, summarized in Note 4, represents equity interests owned by parties that are not shareholders of the Company in consolidated subsidiaries.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.2 Earnings per share

The basic loss per share is computed by dividing the net loss by the weighted average number of shares outstanding, including Equity Shares, multiple voting shares of the Company (if any) and Exchangeable Shares, as defined below, during the period. The diluted loss per share reflects the potential dilution of shares by adjusting the weighted average number of shares outstanding to assume conversion of potentially dilutive shares, such as Warrants, restricted stock units (“RSUs”), and vested options of the Company (“Vested Options”). The treasury stock method is used for the assumed proceeds upon the exercise of the Warrants, and Vested Options that are used to purchase Equity Shares at the average market price during the period. If the Company incurs a net loss during a reporting period, the calculation of fully diluted loss per share will not include potentially dilutive equity instruments such as Warrants, RSUs, and Vested Options, because their effect would be anti-dilutive, therefore, basic loss per share and diluted loss per share will be the same. For the three and six months ended June 30, 2024 and 2023, the potentially dilutive financial instruments excluded from the calculation of earnings per share included 2,318 and 2,465 Warrants (2023: nil and nil), nil and nil options (2023: nil and nil) and 1,520 and 1,214 RSUs (2023: 2,223 and 2,008), totaling 3,838 and 3,679 (2023: 2,223 and 2,008) shares of potentially dilutive securities, respectively.

3.3 Significant accounting judgments and estimates

Significant estimates made by management include, but are not limited to: economic lives of leased assets; expected credit losses of accounts receivable; provisions for inventory obsolescence; impairment assessment of goodwill and long-lived assets; depreciable lives of property, plant and equipment; useful lives of intangible assets; accruals for contingencies, including tax contingencies; valuation allowances for deferred income tax assets; contingent consideration obligations resulting from business combinations; estimates of fair value of derivative instruments; estimates of fair value of debt; estimates of lease guarantees; estimates on uncertain tax positions; incremental borrowing rate used for leases; and estimates of the fair value of stock-based payment awards.

3.4 Derivative liabilities and long-term debt

The Company’s debt instruments contain a host liability and freestanding Warrants. The Company uses the guidance under ASC Topic 815 – Derivatives and Hedging (“ASC 815”) and ASC Topic 480 – Distinguishing Liabilities from Equity (“ASC 480”) to determine if the embedded conversion feature must be bifurcated and separately accounted for as a derivative under ASC 815. It also determines whether any embedded conversion features requiring bifurcation and/or freestanding Warrants qualify for any scope exceptions contained within ASC 815. Generally, contracts issued or held by a reporting entity that are both (i) indexed to its own stock; and (ii) classified in shareholders’ equity, would not be considered a derivative for the purposes of applying ASC 815. Any embedded conversion features and/or freestanding Warrants that do not meet the scope exception noted above are classified as derivative liabilities, initially measured at fair value and remeasured at fair value each reporting period with changes in fair value recognized in the consolidated statements of operations. Any embedded conversion feature and/or freestanding Warrants that meet the scope exception under ASC 815 are initially recorded at their relative fair value in paid-in-capital and are not remeasured at fair value in future periods. The Company concluded that both sets of Warrants meet the criteria to be classified as equity and should be measured at fair value on the date of issuance. There were no derivative liabilities on the interim balance sheets as of June 30, 2024 and December 31, 2023.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.4 Derivative liabilities and long-term debt (Continued)

The host debt instrument is initially recorded at its relative fair value in non-current senior secured notes. The host debt instrument is accounted for in accordance with guidance applicable to non-convertible debt under ASC Topic 470 – Debt (“ASC 470”) and is accreted to its face value over the term of the debt with accretion expense and periodic interest expense recorded in the consolidated statements of operations. Issuance costs are allocated to each instrument (the debt host, embedded conversion feature and/or freestanding Warrants) in the same proportion as the proceeds that are allocated to each instrument other than issuance costs directly related to an instrument are allocated to that instrument only. Issuance costs allocated to the debt host instrument are netted against the proceeds allocated to the debt host. Issuance costs allocated to freestanding Warrants classified in equity are recorded in additional paid-in-capital.

3.5 Change in accounting standards

The Company is treated as an “emerging growth company” as defined under the Jumpstart Our Business Start-ups Act of 2012, as amended (the “JOBS Act”). Under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until the standards apply to private companies, however, emerging growth companies are not precluded from early adopting new accounting standards that allow so.

Recently Issued and Adopted Accounting Standards

In June 2022, the FASB issued ASU No. 2022-03 Topic 820 – Fair Value Measurement – Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions (“ASU 2022-03”), (1) to clarify the guidance in Topic 820, Fair Value Measurement, when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security, (2) to amend a related illustrative example, and (3) to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value in accordance with Topic 820. ASU 2022-03 will be effective for public business entities for fiscal years beginning after December 15, 2023, including interim periods therein, with early adoption permitted. All other entities, including Emerging Growth Companies, would be required to adopt this ASU for fiscal years beginning after December 15, 2024 and interim periods therein. The Company’s historical accounting policy has been to reflect discounts for contractual restrictions which will no longer be permissible once the ASU is adopted. The adoption of the ASU will not have an impact on previous measurements as retrospective adoption is not required.

On March 27, 2023, the FASB issued ASU No. 2023-01 Topic 842 – Leases – Common Control Arrangements (“ASU 2023-01”), in response to private company stakeholder concerns about applying Topic 842 to related party arrangements between entities under common control. ASU 2023-01 was effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years, early adoption was permitted. The adoption of this ASU on January 1, 2024, did not have a material impact on the Company’s financial statements.

On December 14, 2023, the FASB issued ASU No. 2023-09 Topic 740 – Income Taxes (“ASU 2023-09”) to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-09 may have on the Company's financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

3.5 Change in accounting standards (Continued)

On March 21, 2024, the FASB issued ASU No. 2024-01 Topic 718 – Stock Compensation (“ASU 2024-01”) which clarifies how an entity determines whether a profits interest or similar award is within the scope of ASC 718 or not a share-based payment arrangement and therefore within the scope of other guidance. ASU 2024-01 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2024-01 may have on the Company's financial statements.

In November 2023, the FASB issued ASU No. 2023-07 Topic 280 – Segment Reporting (“ASU 2023-07”) to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, early adoption is permitted. The Company is currently evaluating the impact the adoption of ASU 2023-07 may have on the Company’s financial statements.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

4.	VARIABLE INTEREST ENTITIES (“VIE”)

The following tables present the summarized financial information about the Company’s consolidated VIEs which are included in the unaudited balance sheets as of June 30, 2024 and December 31, 2023 and interim statements of operations for the three and six months ended June 30, 2024 and 2023. As of June 30, 2024 and for the three and six months ended June 30, 2024, these entities were determined to be VIEs as the Company possesses the power to direct activities and obligation to absorb losses through management services agreements. Subsequent to June 30, 2024, the Company finalized the acquisition of NV Green, Inc. (“NVG”) and assumed 100% ownership of the membership interest. Based on the changes in circumstances, the Company re-evaluated the status of NVG as a variable interest entity, concluding that the Company had acquired a controlling interest. Purchase consideration for the acquisition included a promissory note of $1,820, the conversion of a convertible note of $700, and $115 in the form of 58 Exchangeable Shares. The effects of the acquisition will be reflected in subsequent financial statements.

The following table represents the summarized unaudited assets and liabilities of the Company’s VIEs as of June 30, 2024 and December 31, 2023.

	As of				As of
	June 30, 2024				December 31, 2023
	NVG	Parma	Ohio Dispensaries	Total	TH/NVG	Parma	Ohio Dispensaries	Total
Current assets	$(899)	$12,753	$(1,905)	$9,949	$(351)	$10,616	$(2,257)	$8,008
Non-current assets	2,144	12,257	6,889	21,290	1,077	13,210	6,441	20,728
Total assets	$1,245	$25,010	$4,984	$31,239	$726	$23,826	$4,184	$28,736

Current liabilities	$789	$21,294	$1,072	$23,155	$604	$18,962	$1,647	$21,213
Non-current liabilities	1,409	283	3,304	4,996	383	1,280	3,369	5,032
Total liabilities	2,198	21,577	4,376	28,151	987	20,242	5,016	26,245

Noncontrolling interest	403	(9,894)	(4,444)	(13,935)	796	(10,158)	(1,764)	(11,126)
Equity (deficit) attributable to Ayr Wellness Inc.	(1,356)	13,327	5,052	17,023	(1,057)	13,742	932	13,617
Total liabilities and equity	$1,245	$25,010	$4,984	$31,239	$726	$23,826	$4,184	$28,736

The following table represents the unaudited interim results of operations of the Company’s VIEs for the three and six months ended June 30, 2024 and 2023.

	Three Months Ended							Six Months Ended
	June 30, 2024				June 30, 2023			June 30, 2024				June 30, 2023
	NVG	Parma	Ohio Dispensaries	Total	NVG	Parma	Total	NVG	Parma	Ohio Dispensaries	Total	TH/NVG	Parma	Total
Revenues, net of discounts	$-	$1,713	$1,855	$3,568	$-	$530	$530	$-	$3,052	$3,039	$6,091	$538	$757	$1,295
Net income (loss) attributable to noncontrolling interest	(186)	659	(1,021)	(548)	(190)	(521)	(711)	(393)	264	(2,680)	(2,809)	(433)	(3,303)	(3,736)
Net income attributable to Ayr Wellness Inc.	-	633	-	633	-	-	-	-	253	-	253	-	-	-
Net income (loss)	$(186)	$1,292	$(1,021)	$85	$(190)	$(521)	$(711)	$(393)	$517	$(2,680)	$(2,556)	$(433)	$(3,303)	$(3,736)

The following table represents the change in the Company's noncontrolling interest for the year ended December 31, 2023 and the six months ended June 30, 2024.

	TH/NVG	Parma	Ohio Dispensaries	Total
Noncontrolling interest at January 1, 2023	$7,528	$(5,528)	-	$2,000
Acquisition of Tahoe Hydro	(6,059)	-	-	(6,059)
Net loss attributable to noncontrolling interest during the period	(673)	(4,630)	(1,764)	(7,067)
Noncontrolling interest at December 31, 2023	796	(10,158)	(1,764)	(11,126)
Net income (loss) attributable to noncontrolling interest during the period	(393)	264	(2,680)	(2,809)
Noncontrolling interest at June 30, 2024	$403	$(9,894)	$(4,444)	$(13,935)

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

5.	INVENTORY

The Company’s inventory includes the following:

	June 30, 2024	December 31, 2023
Materials, supplies, and packaging	$8,060	$7,505
Work in process	76,473	69,632
Finished goods	32,342	29,226
Total inventory	$116,875	$106,363

The amount of inventory included in cost of goods sold during the three and six months ended June 30, 2024, totaled $59,841 and $116,460, respectively. The amount of inventory included in cost of goods sold during the three and six months ended June 30, 2023, totaled $49,439 and $108,648, respectively.

The Company reviews inventory on hand for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on the review, the Company records inventory write-downs, when necessary, when costs exceed expected net realizable value.

6.	PROPERTY, PLANT, AND EQUIPMENT

As of June 30, 2024, and December 31, 2023, property, plant, and equipment, net consisted of the following:

	June 30, 2024	December 31, 2023
Furniture and equipment	$54,675	$52,793
Auto and trucks	1,386	1,393
Buildings	96,554	94,914
Leasehold improvements	148,348	173,043
Land	15,559	13,877
Construction in progress	9,501	12,571
Total	326,023	348,591
Less: Accumulated depreciation and amortization	45,062	37,976
Total property, plant and equipment, net	$280,961	$310,615

Capitalized interest for the three and six months ended June 30, 2024 and 2023, totaled $1,633 and $3,094, and $1,875 and $5,464, respectively. Depreciation and amortization expense for the three and six months ended June 30, 2024, totaled $5,180 and $10,691, respectively, of which $3,612 and $7,538, respectively, is included in cost of goods sold. Depreciation and amortization expense for the three and six months ended June 30, 2023, totaled $5,324 and $14,294, respectively, of which $3,959 and $7,818, respectively, is included in cost of goods sold.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

7.	INTANGIBLE ASSETS

In December 2022, an entity co-owned by the Company was awarded a provisional Disproportionately Impacted Area cultivator license in Connecticut. The Company recorded an intangible asset of $3,000 in connection with the cash payment for the cost of the provisional license. In December 2023, the Company acquired a standalone delivery license in Connecticut and recorded an intangible asset of $200 in connection with the cash payment for the cost of the license. Operations have not started in Connecticut, as such, no amortization expense has been recorded as of June 30, 2024.

Amortization expense for the three and six months ended June 30, 2024, totaled $14,644 and $29,462, respectively, of which $4,238 and $8,601, respectively, is included in cost of goods sold. Amortization expense for the three and six months ended June 30, 2023, totaled $14,674 and $29,010, respectively, of which $4,219 and $8,100, respectively, is included in cost of goods sold.

The following table presents intangible assets, net accumulated amortization:

	Amortization period (# of years)	June 30, 2024	December 31, 2023
Licenses/permits	15	$615,335	$641,036
Right-to-use licenses	15	15,751	16,407
Host community agreements	15	25,684	26,954
Trade name / brand	5	2,606	3,591
Total		$659,376	$687,988

The following table presents expected future amortization expense of intangible assets as of June 30, 2024:

Amortization Expense
Remainder of 2024	$28,684
2025	57,364
2026	57,364
2027	57,364
2028	57,364
2029 and beyond	398,036
Total	$656,176

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

8.	RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Information related to operating and finance leases is as follows:

	June 30, 2024		June 30, 2023
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Incremental or implicit borrowing rate (weighted average)	12.81%	10.46%	11.79%	10.20%
Weighted average remaining lease term	12.00 yrs	4.88 yrs	12.68 yrs	4.81 yrs

The maturities of the contractual lease liabilities as of June 30, 2024, are as follows:

	Operating Leases	Finance Leases	Total
Remainder of 2024	$11,969	$5,638	$17,607
2025	15,200	6,768	21,968
2026	40,171	4,767	44,938
2027	39,395	3,622	43,017
2028	39,149	2,784	41,933
2029 and beyond	332,903	6,479	339,382
Total undiscounted lease liabilities	478,787	30,058	508,845
Impact of discounting	(300,558)	(6,438)	(306,996)
Total present value of minimum lease payments	$178,229	$23,620	$201,849

Payments related to capitalized leases during the three and six months ended June 30, 2024, and 2023, are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Lease liabilities - operating
Lease liabilities - operating expense, COGS	$3,604	$2,187	$5,848	$4,394
Lease liabilities - operating expense, G&A	4,567	3,907	9,075	7,809
Lease liabilities - finance
Amortization of right-of-use assets, COGS	1,833	1,710	3,634	3,394
Amortization of right-of-use assets, G&A	35	47	70	95
Interest on lease liabilities - finance, COGS	624	763	1,295	1,513
Interest on lease liabilities - finance, G&A	6	11	13	24
Total lease expense	$10,669	$8,625	$19,935	$17,229

In June 2022, the Company closed on a real estate financing transaction resulting in $27,599 of cash proceeds for the sale and simultaneous leaseback of a cultivation facility. The transaction included a construction financing allowance of up to $14,187. Control was never transferred to the buyer-lessor because the transaction did not qualify for sale-leaseback treatment. On April 5, 2024, the Company amended the lease, terminating the option to repurchase the facility at the end of the lease term. This amendment was accounted for as a lease modification that resulted in the reclassification of the lease from a finance to an operating lease. As a result, the Company divested $35,804 of machinery, building and improvements and $510 of land and derecognized the construction finance liability of $39,176. The Company recognized a gain of $2,862 recorded within gain on sale of assets on the interim statements of operations. The resulting lease was recorded as an operating lease and resulted in a lease liability of $35,034 and a right-of-use (“ROU”) asset of $34,428.

On June 10, 2024, the Company closed on a real estate financing transaction for a 16-acre property, encompassing 145,000 square feet of industrial space located in Florida. The lease has a tenure of 15 years, with an option to extend for an additional 10-year term. The agreement includes a $30,000 tenant improvement allowance to be allocated towards enhancements to the facility. The lease was recorded as an operating lease and resulted in a lease liability of $2,863 and an ROU asset of $2,569, with the tenant improvement allowance expected to increase the lease liability as incurred.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

Related parties are defined as management and shareholders of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the financial statements, related party transactions and balances are as follows:

Mercer Park, L.P., a company owned by an executive of Ayr, entered into a month-to-month management agreement with the Company dated May 24, 2019. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support. In addition, the management fees paid to the related party also reimbursed them for other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. Lease fees included in the operating lease during the three and six months ended June 30, 2024 and 2023, were $211 and $425, and $216 and $429, respectively.

During the three and six months ended June 30, 2024 and 2023, the Company incurred fees from a company partially owned by a board member of Ayr. The total incurred fees were $nil and $nil and $9 and $23 of office expenses, $nil and $nil and $nil and $24 of development fees, $315 and $523 and $234 and $465 of rental fees, and $2 and $9 and $23 and $52 of interest expense, respectively, for the three and six months ended June 30, 2024 and 2023.

In addition to the fees above, on May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreement of Sira Naturals, Inc. (“Sira”), owned by the board member. The amendment for Sira represents a two-year deferral of the $27,500 of proceeds payable from the original May 2024 payment date, with an annual interest rate of 6.0% and 10% annual amortization payments. The deferred payment is classified within accrued liabilities and other long-term liabilities. The Company incurred $258 and $258, and $nil and $nil, of interest expense, for the three and six months ended June 30, 2024 and 2023.

Refer below to the debts payable and senior secured notes for additional information regarding the debts payable to related parties, for the three and six months ended June 30, 2024 and 2023.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.	DEBTS PAYABLE AND SENIOR SECURED NOTES

Senior Secured Notes

As of June 30, 2024 and December 31, 2023, the Company’s senior secured notes consisted of the following:

Senior secured notes
As of January 1, 2023	$244,682
Debt issuance costs amortized	2,291
Senior secured notes premium amortized	(3,018)
As of December 31, 2023	$243,955
Senior notes issued	50,000
Senior secured notes premium amortized	(2,867)
Debt issuance costs	(56,734)
Debt issuance costs amortized	2,912
Senior secured notes discount	(24,486)
Senior secured notes discount amortized	3,498
Total senior secured notes classified as non-current payable as of June 30, 2024	$216,278
Total accrued interest payable related to senior secured notes classified as non-current payable as of June 30, 2024	$-

On November 12, 2021, the Company completed a private placement offering of approximately $133,250 aggregate principal amount of secured promissory notes at a premium price, resulting in approximately $147,000 of proceeds due December 2024, with a resulting yield-to-maturity of 9.8%. The notes were considered additional notes under the indenture governing the Company’s existing notes of $110,000 which were entered into on December 10, 2020.

On February 7, 2024, following the receipt of court and other required regulatory approvals, the Company completed the debt restructuring transactions contemplated by the Support Agreement entered into with the Majority Noteholders, pursuant to which: (i) all of the then outstanding Senior Secured Notes were exchanged for an equivalent principal amount of new 13% senior secured notes due December 10, 2026 (the “13% Senior Notes" and such exchange, the “Exchange Transaction”); (ii) an additional $40,000 in gross cash proceeds was raised through the issuance of additional 13% Senior Notes in an aggregate principal amount of $50,000 (the “New Money Notes”) (subject to a 20% original issue discount) concurrent with the completion of the Exchange Transaction; (iii) as the offering of the New Money Notes was backstopped by one of the Majority Noteholders, such backstop party received a backstop premium on closing payable in the form of 5,948 Equity Shares (the “Backstop Shares”) in the Company, and (iv) holders of the 12.5% Senior Secured Notes received 29,040 Equity Shares (the “New Shares”) in the Company. The Backstop Shares and New Shares have contractual restrictions on their ability to be sold for six months, applicable to 50% of the shares issued, which will expire on August 7, 2024. The fair value of the shares was based on the share price on the CSE at the date of closing and a 28.6% discount rate attributed to the equity security-specific restrictions, resulting in a fair value of $94,302 at issuance. The Backstop Shares and New Shares met the criteria to be recorded as equity under ASC 815 and the fair value is included in the loss on extinguishment.

In accordance with debt extinguishment accounting rules outlined in ASC 470, the Company recorded a loss on extinguishment of $79,172 for the six months ended June 30, 2024 in the interim statement of operations related to the restructuring of debt. In connection with the extinguishment in the aggregate amount of $243,894, the Company issued new debt in the principal amount of $293,250, including additional proceeds of $40,000, which was recorded at fair value of $268,764 and the Backstop Shares and New Shares issued on the closing date. On the closing date, the Company fully amortized the debt premium of $2,615 related to the old debt that was extinguished and recognized a debt discount of $24,486 related to the new debt.

In addition, 23,046 Warrants (the “Anti-Dilutive Warrants”) were issued to all the existing shareholders of Ayr (excluding recipients of the New Shares and the Backstop Shares). The Anti-Dilutive Warrants are exercisable for an equal number of Equity Shares at a price of $2.12 per share until February 7, 2026.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.	DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Senior Secured Notes (Continued)

The Anti-Dilutive Warrants are only exercisable by non-U.S. Persons and Accredited Investors in the U.S., as such terms are defined under U.S. securities laws. The Anti-Dilutive Warrants commenced trading on the CSE on February 14, 2024 under the ticker symbol AYR.WT.U. The Company evaluated the Warrants issued under ASC 480 and ASC 815. These Warrants do not have a redemption feature and are traded separately from our common shares on the CSE exchange. They can be converted into shares, on a one-for-one conversion ratio, upon payment of a fixed exercise price. The Company determined that these Warrants are freestanding financial instruments that qualify for the scope exemption for being accounted as derivatives. The Company therefore concluded that the Warrants meet the criteria to be classified as equity and should be measured at fair value on the date of closing. No changes would be required to the measurement amount or the classification unless an event that requires a reclassification of the Warrants out of equity occurs.

Additionally, the Company incurred financing costs of $65,314 related to the restructuring, which includes Warrants issued to shareholders that had a fair value of $47,049 at issuance, which was calculated using a Black-Scholes model and included assumptions such as volatility of 104.3% and a risk-free rate of 4.4%. The financing costs are being amortized to interest expense over the term of the loan using the straight-line method, approximating the effective interest method.

The 13% Senior Notes require the Company to comply with customary covenants, including restrictions on the payment of dividends, repurchase of stock, incurrence of indebtedness, dispositions, and acquisitions. The 13% Senior Notes also contain customary events of default including non-payment of principal or interest; violations of covenants; bankruptcy; cross defaults to other debt; and material judgment defaults. The 13% Senior Notes are guaranteed by all the Company’s subsidiaries and are secured by substantially all the assets of the Company and its subsidiaries (subject to certain exceptions for excluded property). No prepayment premium is required for prepayment.

The 13% Senior Notes also require the Company to comply with two financial covenants under the 13% Senior Notes. The Company shall maintain an amount of unrestricted cash balance of no less than $20,000, to be tested on the last day of each month, beginning on January 31, 2024. Additionally, commencing with the fiscal quarter ending September 30, 2024, the Company shall not permit the Consolidated Net Leverage Ratio (as defined in the Amended and Restated Indenture of the 13% Senior Notes) as of the end of any period of four (4) consecutive fiscal quarters ending on any date set forth below, as applicable, to be greater than the applicable leverage ratio set forth below:

Fiscal Quarter End	Consolidated Net Leverage Ratio
September 30, 2024	4.65:1.00
December 31, 2024	4.35:1.00
March 31, 2025	4.30:1.00
June 30, 2025	4.20:1.00
September 30, 2025	4.10:1.00
December 31, 2025	3.95:1.00
March 31, 2026	3.90:1.00
June 30, 2026	3.55:1.00
September 30, 2026	3.50:1.00

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.	DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Senior Secured Notes (Continued)

The Company has an equity cure right, through the new issuance of, or out of the net cash proceeds of, the sale of equity interests of the Company, for each of these financial covenants. The Company is in compliance with these covenants, as of June 30, 2024.

Debts Payable

As of June 30, 2024 and December 31, 2023, debts payable, including construction liabilities, other than senior secured notes consisted of the following:

Debts payable
As of January 1, 2023	$235,524
Discounted as of December 31, 2022	598
Debt issuance costs	(1,000)
Debt issuance costs amortized	50
Debt issued	66,245
Construction financing	2,024
Less: extinguishment related to sale of Arizona business	(22,505)
Less: repayment	(52,029)
Less: discounted to fair value	(199)
As of December 31, 2023	228,708
Discounted as of December 31, 2022	199
Debt issuance costs	(454)
Debt issuance costs amortized	87
Debt issued	8,763
Construction financing	(38,205)
Less: repayment	(16,278)
Total debts payable as of June 30, 2024	182,820
Total accrued interest payable related to debts payable as of June 30, 2024	$6,886

The details of debts payable are as follows:

June 30, 2024
Total debt
Total debts payable, undiscounted	$184,137
Less: current portion	15,247
Less: debt issuance costs - current portion	250
Total non-current debt, undiscounted	168,640
Less: debt issuance costs - non-current portion	1,067
Total non-current debt	$167,573

The following table presents the future obligations, under debts payable, other than senior secured notes as of June 30, 2024:

Future debt obligations (per year)
Remainder of 2024	$6,935
2025	24,289
2026	64,645
2027	15,071
2028	3,359
2029 and beyond	69,838
Total debt obligations	$184,137

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

10.	DEBTS PAYABLE AND SENIOR SECURED NOTES (Continued)

Debts Payable (Continued)

As part of business combinations and asset acquisitions, the Company issued and assumed notes with related and non-related parties. The related party notes are considered part of the purchase price to the former shareholders of the acquired businesses. As a result of the combinations and acquisitions, several of these individual shareholders are now considered related parties of the Company across various roles including directors, officers, and shareholders.

On October 31, 2023, the Company entered into an agreement with LivFree Wellness, LLC (“LivFree”) to amend certain terms of the promissory note dated May 24, 2019 (the “LivFree Note”) executed in connection with the Company’s acquisition of LivFree. The amendments to the LivFree Note provided, among other things, for a principal payment of $3,000, paid upon closing of the debt restructuring transactions on February 7, 2024, and a deferral of the maturity of the remaining $17,000 of principal and $5,530 of accrued payment-in-kind interest for a period of two years to May 24, 2026. In addition, the interest on the LivFree Note converted from payment-in-kind to monthly cash interest payments and the interest rate increased from 6.0% to 10.0%. The modification for this loan did not meet the requirement of a debt extinguishment under ASC 470 and no gain or loss was recognized.

On April 7, 2023, the Company issued a non-related party promissory note in the amount of $1,580 to the former member of Tahoe Hydro that is secured by all the assets of and a pledge of membership interests in Tahoe Hydro. The note matures four years from the closing date of April 2023 with an annual interest rate of 8% with quarterly straight-line amortization payments over the life of the loan.

On May 11, 2023, the Company reached an agreement to amend the terms of contingent consideration under the membership interest purchase agreements of GSD NJ LLC (“GSD”). The amendment for GSD settles the contingent consideration with total proceeds of $38,860, consisting of $10,000 in cash, promissory notes in an aggregate principal amount of $14,000, $10,925 in deferred cash, and $4,647 of Equity Shares. The $14,000 promissory notes are due December 2026 with monthly interest-only payments of 13.5% until May 2024 (with 1% monthly amortization thereafter). The number of Equity Shares was calculated based on a market price equal to $0.79 which represents 3,797 Equity Shares. The deferred cash balance was paid in full in February 2024.

On July 7, 2023, the Company entered into a loan agreement to refinance and upsize an existing mortgage which was due to mature in May 2024. The loan agreement included total proceeds of $40,000, with an interest rate of 5-year Federal Home Loan Bank Rate plus 4%, which implies a current rate of 8.27% with interest-only payments for the first 18 months. The note extends the maturity of the existing mortgage to 10 years. Proceeds from the loan were used to pay down the Company’s existing mortgage of $25,219. Additionally, on March 26, 2024, the Company completed an $8,400 upsizing of its existing mortgage for the Gainesville cultivation facility, raising the principal amount to $48,400. These funds will be allocated towards additional investments, as well as for general working capital needs. Aside from the upsizing, there were no modifications to the mortgage terms, including the interest rate or the maturity date set for 2033. The modification for this loan did not meet the requirement of a debt extinguishment under ASC 470 and no gain or loss was recognized.

Interest expense associated with related party debt payable for the three and six months ended June 30, 2024 and 2023, was $2 and $9 and $23 and $52, respectively.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

11.	SHARE CAPITAL

The following activity occurred during the six months ended June 30, 2023:

●	In relation to the vesting of 2,509 RSUs, 2,445 Equity Shares were issued due to net settlement.

o	79 shares were forfeited during the period.

●	3,797 Exchangeable Shares were issued in connection with the GSD contingent consideration settlement.

●	233 Exchangeable Shares were issued in connection with the Q1 2022 acquisition of Tahoe Hydro.

●	1 Exchangeable Share was exchanged for 1 Equity Share related to the Q1 2022 acquisition of Levia.

●	354 Exchangeable Shares were exchanged for 354 Equity Shares related to the Q2 2022 acquisition of Herbal Remedies.

●	9 Exchangeable Shares were converted into 9 Equity Shares as of June 30, 2023.

The following activity occurred during the six months ended June 30, 2024:

●	In relation to the vesting of 1,887 RSUs, 1,886 Equity Shares were issued due to net settlement.

o	81 shares were forfeited during the period.

●	92 Exchangeable Shares were exchanged for 92 Equity Shares related to the Acquisition of PA CannTech.

●	7 Exchangeable Shares were exchanged for 7 Equity Shares related to the Q1 2022 Acquisition of Levia.

●	112 Exchangeable Shares were exchanged for 112 Equity Shares related to the Q1 2022 Acquisition of Tahoe Hydro.

●	3,696 Multiple Voting Shares were converted on a one-for-one basis to Subordinate Voting Shares due to the automatic conversion occurring 60 months from the date of first issuance.

●	645 Treasury Shares were retired.

●	34,988 Subordinate Shares were issued in connection with the debt restructuring.

●	23,046 Anti-Dilutive Warrants were issued to existing shareholders.

●	13 Subordinate Shares were issued in connection with the Exercise of Warrants.

●	2,874 outstanding Warrants issued on May 24, 2019 have expired as of May 24, 2024.

Warrants

The 2,874 outstanding Warrants that were issued on May 24, 2019 with a strike price of $9.07, have all expired as of May 24, 2024. The average remaining life of the Anti-Dilutive Warrants is under one year and eight months with an intrinsic value of $nil. The Anti-Dilutive Warrants have an exercise price of $2.12. The number of Warrants outstanding as of June 30, 2024 and December 31, 2023 is:

	Number	Amount
Balance as of January 1, 2023	2,874	$1,786
No activity	-	-
Balance as of December 31, 2023	2,874	$1,786
Warrants Issued	23,046	47,049
Exercise of Warrants	(13)	(26)
Forfeitures of Warrants, due to expiration	(2,874)	(1,786)
Balance as of June 30, 2024	23,033	$47,023

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

12.	STOCK-BASED COMPENSATION

The stock-based compensation expense is based on either the Company’s share price for service-based and market-based conditions on the date of the grant or the fair value of the performance-based RSU. The RSUs vest over a one to four-year period, based on service, market, and/or performance conditions. During the six months ended June 30, 2024, there were 650 of both market and performance based RSUs outstanding, totaling 1,300. During the six months ended June 30, 2024 and 2023, the Company recognized stock-based compensation relating to the granting of RSUs in the current and prior periods, except for the market and performance based RSUs as they did not meet the probable threshold. Any cumulative adjustment prior to vesting is recognized in the current period with no adjustment to prior periods for expense previously recognized. During the six months ended June 30, 2024 and 2023 there were 81 and 79 forfeitures of nonvested RSUs, respectively.

During the six months ended June 30, 2024, 1,887 Equity Shares vested, of which 1,886 were issued due to net settlement. During the three months ended June 30, 2024, the result of the net settlement was 1 Equity Share was withheld with a total value of $283. As of June 30, 2024, the average remaining life of unvested RSUs is one year and five months with an expected expense over the next 12 months of $11,821 with an aggregate intrinsic value of $17,333 using the stock price as of June 28, 2024. The number of RSUs outstanding as of June 30, 2024, and December 31, 2023, were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
RSUs outstanding and nonvested, as of January 1, 2023	6,628	$17.56
Granted	1,760	1.20
Vested	(3,262)	18.15
Forfeited	(137)	9.09
RSUs outstanding and nonvested, as of December 31, 2023	4,989	$17.56
Granted	2,179	2.17
Vested	(1,886)	1.78
Forfeited	(81)	1.34
RSUs outstanding and nonvested, as of June 30, 2024[1]	5,201	$17.12

1 Includes Ayr granted but unvested market and performance based RSUs totaling 1,300 that do not meet the probability threshold

Options

The range of exercise price is between $10.59 and $29.05. As of June 30, 2024 and 2023, the weighted average remaining life of the options is under six months, with an aggregate intrinsic value of $nil and $nil, respectively.

The number of options outstanding as of June 30, 2024 and December 31, 2023 is:

	Number of Options	Weighted Average Fair Value
Balance as of January 1, 2023	165	$17.93
Options exercised	(6)	17.93
Balance as of December 31, 2023	159	$20.30
Options expired/cancelled	(49)	29.60
Balance as of June 30, 2024	110	$17.32

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

13.	COMMITMENTS AND CONTINGENCIES

Commitments

As of June 30, 2024, the Company guaranteed the lease obligation of a location related to a third-party that operates a dispensary in New Jersey. The Company is the guarantor of the lease with maximum total payments of $715 and will continue as the guarantor through December 2028. The Company would be required to perform under the guarantee if the third-party is in default. As of June 30, 2024, the Company does not anticipate any material defaults under the foregoing lease, and therefore, no liability has been accrued.

Contingencies

Employee Retention Credit (“ERC”)

In 2023, the Company filed for an ERC for the period beginning January 1 to June 30, 2021 in the amount of $12,354. During 2023, the Company received notices from the Internal Revenue Service for a total ERC refund of $5,238 and recorded a receivable included as part of prepaid expenses, deposits, and other current assets in the interim balance sheets and other income on the interim statements of operations. In accordance with ASC 958-605, Not-for-Profit Entities – Revenue Recognition, the Company determined that the condition to record a receivable is met when the IRS confirms the claim is valid or the cash is received. Absent of any confirmation, there remains uncertainty as to whether the amounts will be received. Due to the degree of uncertainty regarding the implementation of the CARES Act and other stimulus legislation and the nature of our business, although the Company expects to receive the remaining ERC, the Company determined that the remaining claim did not yet meet the criteria to record as a receivable as of June 30, 2024. During the six months ended June 30, 2024, the Company received partial proceeds relating to its ERC refund in the amount of $2,728.

Local and state governmental regulations

The Company’s operations are subject to a variety of local and state governmental regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits and/or licenses that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance, in all material respects, with applicable local and state governmental regulations as of June 30, 2024, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024, there were no material pending or threatened lawsuits that could be reasonably expected to have a material adverse effect on the results of the Company’s operations. There are also no proceedings in which any of the Company's directors, officers or affiliates are an adverse party or have a material interest adverse to the Company's interest.

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

14.	FINANCIAL RISK FACTORS

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and certain of its long-term debts. Cash and deposits bear interest at market rates. The Company’s debts are predominantly at fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

15.	TAXATION

As the Company operates in the legal cannabis industry, the Company is also subject to the limits of Section 280E of the Internal Revenue Code, as amended (“Section 280E”) for U.S. federal income tax purposes as well as state income tax purposes for all states except for Illinois, Massachusetts, and New Jersey. Under Section 280E, the Company is generally only allowed to deduct expenses directly related to cost of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under Section 280E. Therefore, the effective tax rate can be highly variable and may not necessarily correlate with pre-tax income or loss recognized for financial reporting purposes. The effective tax rate differs from the statutory rate primarily due to the impact of 280E.

The Company is treated as a U.S. corporation for the U.S. federal income tax purposes under Section 7874 of the Internal Revenue Code, as amended (“Section 7874”) and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the “ITA”) for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States. The Company is also subject to state income taxation in Massachusetts, Pennsylvania, Florida, Illinois, Nevada, New Jersey, and City Income Tax in Ohio. Income Tax is accounted for in accordance with ASC 740, Income Taxes.

The following table summarizes the Company’s income tax expense and effective tax rates from continuing operations for the six and three months ended June 30, 2024 and 2023.

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Loss from continuing operations before income taxes and noncontrolling interest	$(24,479)	$(18,316)	$(121,330)	$(19,521)
Provision for income taxes from continuing operations	(14,827)	(12,887)	(26,312)	(24,065)
Effective tax rate	61%	70%	22%	123%

Significant judgment is required in evaluating the Company’s uncertain tax positions and determining the provision for income taxes. The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is recognized if it has less than a 50% likelihood of being sustained.

The following is a reconciliation of the unrecognized tax benefits:

Unrecognized tax benefits
Balance as of January 1, 2024	$-
Additions based on tax positions related to the prior years	466,819
Additions based on tax positions related to the current year	62,529
Balance as of June 30, 2024	$529,348

Ayr Wellness Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2024 and 2023

(Expressed in United States Dollars, in thousands, except where stated otherwise)

15.	TAXATION (Continued)

The Company’s net uncertain tax liabilities, inclusive of interest and penalties and tax payments on deposit, were approximately $97,649 and $nil as of June 30, 2024 and December 31, 2023, respectively, which is recorded in non-current liabilities in the interim balance sheets. The increase of $97,649 in uncertain tax positions is due to tax positions based on legal interpretations that challenge the Company’s tax liability under Section 280E. The Company evaluated the uncertain tax liabilities under ASC Topic 740 with regards to the recognition, measurement and balance sheet classification of the uncertain tax liabilities. Due to the degree of uncertainty, the Company re-evaluates the balance sheet classification of the uncertain tax position when circumstances change. The balance sheet classification of a liability for an uncertain tax position as current versus non-current is determined based on the expected timing of cash payments or benefits to be recognized.

As a result, during the three and six months ended June 30, 2024 the Company changed estimates in the income tax provision, resulting in an additional uncertain tax position of $9,996 and $97,649, respectively.

The Company believes it is reasonably possible that the unrecognized tax benefits will increase over the next 12 months as a result of receiving refunds related to the 280E position. Subsequent to June 30, 2024, the Company received $1,261 in state refunds which will increase the unrecognized tax benefits by this amount. The Company is not able to reasonably estimate any additional increase.

During the three and six months ended June 30, 2024 and 2023, the Company recorded interest and penalties of $4,491 and $nil, and $6,263 and $nil respectively, recorded within the current tax provision on the interim statements of operations. Total liabilities for interest and penalties were $16,025, and $9,762 as of June 30, 2024 and December 31, 2023, respectively, recorded within income tax payable and uncertain tax position liabilities on the interim balance sheets.

The Company’s quarterly tax provision is calculated under the discrete method which treats the interim period as if it were the annual period and determines the income tax expense or benefit on that basis. The discrete method is applied when application of the estimated annual effective tax rate is impractical because it is not possible to reliably estimate the annual effective tax rate. The Company believes, at this time, the use of this discrete method is more appropriate than the annual effective tax rate method due to the high degree of uncertainty in estimating annual pre-tax income.

16.	SUBSEQUENT EVENTS

The Company’s management has evaluated subsequent events through the date the interim financial statements were issued and determined there have been no material events that require adjustment or disclosure.